UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on November 3, 2009

Luxottica: monthly update on share buyback program

Milan, Italy — November 3, 2009 - With reference to the share buyback program launched on September 21, Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that an aggregate amount of 335,916 treasury shares were purchased on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) during the month of October, at an average unit price of Euro 17.70, for an aggregate amount of Euro 5,946,455.

In parallel, Luxottica Group’s subsidiary Arnette Optics Illusions Inc. sold during the month of October on the MTA an aggregate amount of 448,413 treasury shares, at an average unit price of Euro 17.77, for an aggregate amount of Euro 8,022,426.

From the beginning of the program, Luxottica Group purchased an aggregate total amount of 565,916 treasury shares, at an average unit price of Euro 17.77, for an aggregate amount of Euro 10,053,596. In parallel, Luxottica Group’s subsidiary Arnette Optics Illusions Inc. sold an aggregate total amount of 677,517 treasury shares, at an average unit price of Euro 17.89, for an aggregate amount of Euro 12,120,881.

Luxottica Group Contacts

Ivan Dompé
Group Director of Corporate Communications
Tel.: +39 (02) 8633 4726
Email: ivan.dompe@luxottica.com

Luca Biondolillo
SVP of International Corporate Communications
Tel.: +1 (516) 918 3100
Email: LBiondolillo@us.luxottica.com

Alessandra Senici Group Director of Investor Relations Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: November 4, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER